EPSOM INVESTMENT SERVICES N.V.

CalciTech Ltd.

CP 261, 10 route de l’aeroport

1215 Geneva 15

Switzerland

By fax: +41-22 7883092

10th April 2006

Dear Sirs,

Re: Credit Facility Agreement

Further to your request, I can confirm that the balance due from CalciTech Ltd., under the above mentioned credit facility agreement, as at 28th February 2006 amounted to USD 213,709.31. This balance includes all interest charges up to 28th February 2006.

I further confirm that this facility is due for repayment, under the present agreement, on 31st August 2007. You will also note that the interest charge is 7.75%.

If you require and further information, please do not hesitate to contact me.

Yours faithfully,

/s/ David Craven

David Craven
Director
for and on behalf of Epsom Investment Services N.V.